                             SEC FILE NUMBER 0-21782



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2004
                 -------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   A    Form 40-F
                -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No   A
          -----       -----

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-         .)
                                                       ---------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 20 February 2004                      FLETCHER CHALLENGE FORESTS LIMITED
                                           ----------------------------------



                                           /s/ P M GILLARD

                                           P M GILLARD
                                           SECRETARY
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(FLETCHER CHALLENGE FORESTS LOGO)

                              (NEWS RELEASE LOGO)


        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



                               RESULT OF VOTING -
              SPECIAL SHAREHOLDERS' MEETING RELATING TO FOREST SALE



Auckland, 20 February, 2004 - Fletcher Challenge Forests announces that all the resolutions put to its Special Shareholders' Meeting held in Auckland on 20 February 2004, in relation to the forest sale to the Kiwi Consortium and the capital return scheduled for March 2004, were passed by the shareholders.

Details of the voting will be announced to the market in due course.



Ends



TO:   THE BUSINESS EDITOR                  From:       Paul Gillard
                                           Director, Corporate & Legal Services
                                           FLETCHER CHALLENGE FORESTS LTD

                                           Telephone:  64-9-571 9846
                                           Fax:        64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.